UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PepsiAmericas, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

71343P200

(CUSIP Number)

Michael J. Reinarts

Vice President

Dakota Holdings, LLC

Suite 3900

60 South Sixth Street

Minneapolis, MN 55402

(612) 661-3700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 71343P200		13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dakota Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,027,557*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,027,557*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,027,557*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

                * Includes 311,470 shares of common stock purchasable pursuant to the exercise of a warrant.

CUSIP No. 71343P200		13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pohlad Companies
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102
	8	SHARED VOTING POWER 12,027,557*
	9	SOLE DISPOSITIVE POWER 102
	10	SHARED DISPOSITIVE POWER 12,027,557*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,027,659*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

                * Includes 311,470 shares of common stock purchasable pursuant to the exercise of a warrant.

CUSIP No. 71343P200		13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Pohlad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 182,358*
	8	SHARED VOTING POWER 12,027,659**
	9	SOLE DISPOSITIVE POWER 182,358*
	10	SHARED DISPOSITIVE POWER 12,027,659**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,210,017***
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*     Includes 167,325 shares of common stock purchasable pursuant to the exercise of options.

**   Includes 311,470 shares of common stock purchasable pursuant to the exercise of a warrant.

*** Includes 167,325 shares of common stock purchasable pursuant to the exercise of options and 311,470 shares of common stock purchasable pursuant to the exercise of a warrant.

Preliminary Statement

Dakota Holdings, LLC, a Minnesota limited liability company (the “LLC”), Pohlad Companies, a Minnesota corporation (“Pohlad”), and Robert C. Pohlad (collectively, the “Reporting Persons”), hereby amend the statement on Schedule 13D originally filed by the LLC and Pohlad on June 30, 2003 (the “Schedule 13D”), with respect to beneficial ownership of shares of common stock, par value $0.01 per share, and associated preferred purchase rights (collectively, the “Shares”), of PepsiAmericas, Inc. (the “Company” or “PepsiAmericas”), which class of securities is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.  Item 3 and Item 6 of the Schedule 13D are hereby amended, and Item 2, Item 5 and Item 7 of the Schedule 13D are hereby restated, as follows.

Item 2.                                                           Identity and Background.

(a), (b) and (c)  This statement is filed on behalf of the Reporting Persons.  The LLC’s members are Pohlad, Beverage Investment, LLC, a Minnesota limited liability company, a company under common control with Pohlad (“Beverage Investment”), and Midwest Beverage Holdings, LLC, a Minnesota limited liability company, which is also a company under common control with Pohlad (“Midwest”).  Robert C. Pohlad, Chairman and Chief Executive Officer of PepsiAmericas, is the President of Pohlad and the owner of one-third of the stock of Pohlad.

The LLC and Pohlad are principally engaged as investment holding companies.  The  principal business address of the LLC, Pohlad and Robert C. Pohlad is Suite 3900, 60 South Sixth Street, Minneapolis, Minnesota 55402.

The name, residence or business address, principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each executive officer and director of Pohlad, including Robert C. Pohlad, is set forth on Appendix I attached hereto and incorporated herein by reference.

(d)           During the last five years, none of the persons set forth in Appendix I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the persons set forth in Appendix I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activites subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each person set forth on Appendix I is a citizen of the United States.

Item 3.                                                           Source and Amount of Funds or Other Consideration.

Robert C. Pohlad obtained the Shares reported herein as those over which he exercises sole voting power and sole dispositive power as a portion of the compensation he has received for services rendered to PepsiAmericas.

Item 5.                                                           Interest in Securities of the Issuer.

(a)           The responses of each Reporting Person to Items (11) and (13) on the cover pages of this Schedule 13D are incorporated herein by reference.  By virtue of its interest in the LLC, Pohlad may be deemed to beneficially own the shares held by the LLC.  Such shares are included in the beneficial ownership total of Pohlad presented above.   By virtue of his interest in Pohlad and the LLC, Robert C. Pohlad may be deemed to beneficially own the shares held by Pohlad and the LLC.  Such shares are included in the beneficial ownership total of Robert C. Pohlad presented above.

See Appendix I attached hereto and incorporated herein by reference for the beneficial ownership of each director and executive officer of Pohlad.

(b)           The responses of each Reporting Person to Items (7) through (10) on the cover pages of this Schedule 13D are incorporated herein by reference.  By virtue of its interest in the LLC, Pohlad may be deemed to beneficially own the shares held by the LLC.  Such shares are included in the beneficial ownership total of Pohlad presented above.   By virtue of his interest in Pohlad and the LLC, Robert C. Pohlad may be deemed to beneficially own the shares held by Pohlad and the LLC.  Such shares are included in the beneficial ownership total of Robert C. Pohlad presented above.

See Appendix I attached hereto and incorporated herein by reference for the beneficial ownership of each director and executive officer of Pohlad.

(c)           None.

(d)           None.

(e)           Not applicable.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amendment to Shareholder Agreement

On November 9, 2004, PepsiAmericas, and the Reporting Persons entered into an amendment to the Shareholder Agreement by and among such parties dated November 30, 2000.  The amendment clarifies that, in the event of a reduction in the number of voting securities outstanding due to a purchase of common stock by PepsiAmericas, or any other event beyond the reasonable control of the Reporting Persons, the maximum ownership percentage that the Reporting Persons may own will become the Reporting Persons’ total ownership percentage after giving effect to such reduction in voting securities outstanding.  The Affiliated Transaction Committee of the PepsiAmericas’ Board of Directors approved the amendment.

The foregoing summary is qualified in its entirety by reference to the Amendment to Shareholder Agreement, a copy of which is attached as Exhibit C hereto and incorporated herein by reference.

Item 7.                    Material to be Filed as Exhibits.

Exhibit A                                               Shareholder Agreement, by and among PepsiAmericas, Inc., Pohlad Companies, Dakota Holdings, LLC and Robert C. Pohlad, dated November 30, 2000 (previously filed).

Exhibit B                                                 Agreement to File Joint Statement on Schedule 13D, dated November 30, 2004.

Exhibit C                                                 Amendment to Shareholder Agreement, by and among PepsiAmericas, Inc., Pohlad Companies, Dakota Holdings, LLC and Robert C. Pohlad dated November 9, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dakota Holdings, LLC

By: Pohlad Companies

Dated: November 30, 2004		By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Pohlad Companies

Dated: November 30, 2004	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: November 30, 2004		/s/ Robert C. Pohlad
Robert C. Pohlad

EXHIBIT B

AGREEMENT TO FILE

JOINT STATEMENT ON SCHEDULE 13D

                The undersigned hereby agree to file a joint statement on Schedule 13D on behalf of each of the undersigned pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dakota Holdings, LLC

By: Pohlad Companies

Dated: November 30, 2004		By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Pohlad Companies

Dated: November 30, 2004	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: November 30, 2004		/s/ Robert C. Pohlad
Robert C. Pohlad

EXHIBIT C

AMENDMENT

TO

SHAREHOLDER AGREEMENT

THIS AMENDMENT (the “Amendment”) to that certain Shareholder Agreement dated as of November 30, 2000 (the “Shareholder Agreement”), by and among Whitman Corporation, a Delaware corporation now known as PepsiAmericas, Inc. (the “Company”), Pohlad Companies, a Minnesota corporation (“Pohlad Companies”), Dakota Holdings, LLC, a Delaware limited liability company (“Dakota Holdings”) and Robert C. Pohlad (“Pohlad”) is made and entered into as of November 9, 2004.  Pohlad Companies, Dakota Holdings and Pohlad are hereinafter sometimes collectively referred to as the “Shareholder Group”.

WITNESSETH:

WHEREAS, the Shareholder Agreement sets forth a maximum ownership percentage in the Company that the members of the Shareholder Group, collectively, may own; and

WHEREAS, the Company and the members of the Shareholder Group desire to increase the maximum ownership percentage in the Company that the members of the Shareholder Group, collectively, may own if and to the extent that such increase is the result of a reduction in the number of voting securities of the Company outstanding due to a purchase of common stock by the Company; and

WHEREAS, it is necessary to amend the Shareholder Agreement to memorialize the understanding and intent of the Company and the members of the Shareholder Group, as set forth above.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants and agreements hereinafter set forth, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend the Shareholder Agreement as follows:

1.             Defined Terms:  All capitalized terms used in this Amendment shall, except where the context otherwise requires, have the meanings set forth in the Shareholder Agreement.

2.             Amendment:  The definition of “Maximum Ownership Percentage” set forth in Section 1.1 of the Shareholder Agreement is hereby modified by adding the following proviso at the end thereof:

“provided, further that in the event of a reduction in the number of Voting Securities outstanding due to a purchase of Common Stock by the Company or any other event beyond the reasonable control of the Shareholder Group, including by way of example only, a forfeiture of a restricted stock award or the expiration of an option, the Maximum Ownership Percentage shall become the Shareholder Group’s Total Ownership Percentage after giving effect to such reduction in Voting Securities outstanding.”

3.             Effect on Shareholder Agreement:  Except as expressly set forth in this Amendment, all other terms and provisions of the Shareholder Agreement shall remain in full force and effect.  The execution of this Amendment and the terms of the Shareholder Agreement are hereby ratified and confirmed by the undersigned, and each of the parties hereto agrees to be bound by the terms of the Shareholder Agreement and this Amendment.

5.             Governing Law:  This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflicts of laws principles.

6.             Counterparts:  This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute but one instrument.

7.             Binding Effect:  This Amendment shall be binding upon the Company, the members of the Shareholder Group and their respective heirs, legal representatives, successors and permitted assigns.

8.             Third Party Beneficiaries:  This Amendment shall not confer any rights or remedies upon any person or entity, other than the Company, the members of the Shareholder Group and their respective heirs, legal representatives, successors and permitted assigns.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has executed this Amendment as of the 9th day of November, 2004.

PEPSIAMERICAS, INC. (formerly known as Whitman Corporation), a Delaware corporation

By:	/s/ G. Michael Durkin, Jr.
Name:	G. Michael Durkin, Jr.
Title:	Executive Vice President and Chief Financial Officer

POHLAD COMPANIES, a Minnesota corporation

By:	/s/ Robert C. Pohlad
Name:	Robert C. Pohlad
Title:	President

DAKOTA HOLDINGS, LLC, a Delaware limited liability company

By: Pohlad Companies, Member

By:	/s/ Robert C. Pohlad
Name:	Robert C. Pohlad
Title:	President

/s/ Robert C. Pohlad
Robert C. Pohlad (on behalf of all members of the Shareholder Group, other than Pohlad Companies and Dakota Holdings)

APPENDIX I

POHLAD COMPANIES

The principal business address of each director and executive officer of Pohlad Companies is Suite 3900, 60 South Sixth Street, Minneapolis, MN 55402. The principal occupation and beneficial ownership of shares of PepsiAmericas, Inc. common stock for each director and executive officer of Pohlad Companies is set forth below.

DIRECTORS

Name	Principal Occupation	Shares Beneficially Owned		Percentage

Robert C. Pohlad	President of Pohlad Companies and Chairman and Chief Executive Officer of PepsiAmericas, Inc.	12,210,017	(1)	8.8%

James O. Pohlad	Executive Vice President of Pohlad Companies	11,092	(2)	*

William M. Pohlad	Executive Vice President of Pohlad Companies	11,092	(2)	*

EXECUTIVE OFFICERS

Name	Principal Occupation	Shares Beneficially Owned		Percentage

Robert C. Pohlad	President of Pohlad Companies and Chairman and Chief Executive Officer of PepsiAmericas, Inc.	12,210,017	(1)	8.8%

James O. Pohlad	Executive Vice President of Pohlad Companies	11,092	(2)	*

William M. Pohlad	Executive Vice President of Pohlad Companies	11,092	(2)	*

Raymond W. Zehr, Jr.	Executive Vice President and Treasurer of Pohlad Companies	834	(3)	*

Carl R. Pohlad	Vice President of Pohlad Companies	0		—

Michael J. Reinarts	Vice President and Secretary of Pohlad Companies	0		—

* Represents less than one percent.
(1)	Includes options to purchase 167,325 shares of common stock and a warrant to purchase 311,470 shares of common stock.
(2)	Represents shares of common stock purchasable pursuant to the exercise of options.
(3)	Includes 556 shares of common stock purchasable pursuant to the exercise of options.